UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
For the month of October 2024
Commission File Number 001-37626
Mesoblast Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Silviu Itescu
Chief Executive Officer and Executive Director
Level 38
55 Collins Street
Melbourne 3000
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐

INFORMATION CONTAINED ON THIS REPORT ON FORM 6-K
On October 17, 2024, Mesoblast Limited filed with the Australian Securities Exchange its Annual Report to Shareholders, which is attached hereto as Exhibit 99.1, and is incorporated herein by reference.
On October 17, 2024, Mesoblast Limited filed with the Australian Securities Exchange a Notice of Annual General Meeting, which is attached hereto as Exhibit 99.2, and is incorporated herein by reference.
On October 17, 2024, Mesoblast Limited filed with the Australian Securities Exchange its Appendix 4G and Corporate Governance Statement, which is attached hereto as Exhibit 99.3, and is incorporated herein by reference.
On October 11, 2024, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, notification of issue, conversion or payment up of equity securities (Appendix 3G) which is attached hereto as Exhibit 99.4, and is incorporated herein by reference.
On October 11, 2024, Mesoblast Limited filed with the Australian Securities Exchange a new issue announcement, notification of cessation of securities (Appendix 3H) which is attached hereto as Exhibit 99.5, and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Mesoblast Limited
/s/ Niva Sivakumar

Niva Sivakumar
Company Secretary
Dated: October 18, 2024

INDEX TO EXHIBITS

Item

99.1	Annual Report to Shareholders of Mesoblast Ltd, dated October 17, 2024.
99.2	Notice of Annual General Meeting of Mesoblast Ltd, dated October 17, 2024.
99.3	Appendix 4G and Corporate Governance Statement of Mesoblast Ltd, dated October 17, 2024
99.4	Appendix 3G of Mesoblast Ltd, dated October 11, 2024.
99.5	Appendix 3H of Mesoblast Ltd, dated October 11, 2024.